Mexus Gold US

July 9, 2010

John Reynolds
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 3561
Washington , D.C. 20549

Re:           Mexus Gold US (the “Company”)
Form 10-K/A for the fiscal year ended March 31, 2009 and filed January 12, 2010
Supplemental correspondence submitted May 24, 2010
File No.:  0-52413

Dear Mr. Reynolds:

Please allow this to respond to your comment letter dated July 1, 2010, regarding the above referenced matter.

Form 10-Q for the Quarter Ended December 31, 2009
Form 10-Q Amendment 2 for the Quarter Ended September 30, 2009

1.           Please be advised that the Company’s mining/salvage operations have not generated any revenues only substantial expenses.  As reported on Form 8-K filed on July 12, 2010, the company expects to finish construction of its 260 foot cable salvage barge by the end of July, 2010 and intends to begin Alaska salvage operations in August 2010.  It is expected that revenues will be generated once salvage operations begin.

2.           We will revise our disclosures in future filings to address this comment.

We hope that the foregoing has been responsive to your requests.

Should you have any additional comments or questions please do not hesitate to contact the undersigned.  Thank you.

Mexus Gold US

/s/ Paul D. Thompson
__________________
Paul D. Thompson

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1805 N. Carson Street, #150 - Carson City - NV 89701